Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Wells Fargo & Company

Name of persons relying on exemption: American Baptist Home Mission Society

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 8, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Wells Fargo’s annual shareholder meeting to be held on April 30, 2024.

Summary of the Proposal

Investors request reporting on the effectiveness of Wells Fargo’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Wells Fargo is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	Wells Fargo faces significant risk if its financing is inconsistent with its own commitments; and
3.	Wells Fargo’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

1. Wells Fargo is Exposed to Significant Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Significant risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.1 According to a 2023 report, Indigenous Peoples compose about 6.2% of the world's population but are impacted by at least 34% of environmental conflicts globally.2 The sectors with the most significant impacts on Indigenous communities are mining, fossil fuels, agriculture, and dam construction. Impacts from these projects that constitute Indigenous Rights violations include loss of biodiversity, deforestation, displacement, water and soil degradation, and gender-based violence.3

Evident by Wells Fargo’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, Wells Fargo is in the top ten contributors to Enbridge, providing $3.86 billion in financing.4 Enbridge has been connected to multiple completed and ongoing projects that have violated Indigenous Rights, including its Line 3 and Line 5 pipeline reroutes, Rio Bravo pipeline, and Valley Crossing pipeline. Wells Fargo is subject to public campaigns and grassroots protests calling on the bank to stop its financing relationship with Enbridge.5

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.

Most recently, Indigenous communities oppose the construction of Enbridge’s Rio Bravo Pipeline and the already constructed Valley Crossing Pipeline in south Texas. Members of the Carrizo Comecrudo Tribe of Texas, which has ancestral ties to the South Texas Rio Grande Delta and lives in the area, have vocally opposed these projects. Both pipelines pass close to the Garcia Pasture site, a pre-Columbian village which is the burial site of the Carrizo Comecrudo Tribe’s ancestors. Garcia Pasture is described by the World Monuments as “one of America’s premier archaeological sites” and is listed on the National Park Service’s list of historic sites.6 Landowners whose property lines in the pathway of the pipelines face land seizure through “eminent domain,” including members of the Carrizo Comecrudo Tribe.7 Local communities fear explosions, leaks and other pipeline failures. Of the 613 pipeline incidents reported last year, 243 incidents occurred in Texas, including three fatalities and 12 injuries, according to the US Department of Transportation’s Pipeline and Hazardous Materials Safety Administration.8 A large sinkhole occurred during the construction of the Valley Crossing Pipeline in 2018.9

Opponents of the pipeline state it will destroy acres of wetlands and the habitats of threatened and endangered plant and animal species.10 The Carrizo Comecrudo Tribe is among the groups that have made several challenges to the Rio Bravo pipeline and the Rio Grande LNG facility it will feed because of the environmental, health, and cultural impact. In a dissenting opinion after the Federal Energy Regulatory Commission (FERC) denied a request to stop construction of the Rio Bravo pipeline and the Rio Grande Valley LNG, FERC Commissioner Allison Clements stated, “this case is fundamentally about environmental justice.”11 She added that denying a stay meant communities face “imminent, irreparable injury.” A further lawsuit to stop the project was filed in February, stating that FERC had failed to adequately assess the environmental justice impacts and greenhouse gas emissions in contravention of the National Environmental Policy Act.12 Additionally, the export terminal sites are proposed near an existing SpaceX facility that routinely launches explosive rockets that dump debris on the methane sites, raising public safety and cost concerns by communities and regulators.13

Juan Mancias, chair of the Carrizo Comecrudo tribe, stated in a press interview, “When you steal the land, you’re stealing us. And you’re taking away our identity, because you fence it off and you don’t allow us into the land where our ancestors are buried, where we remember our ceremonies and rituals.”14 Société Générale and BNP Paribas have withdrawn funding from the Rio Bravo project, in part due to significant opposition from Indigenous communities and environmental defenders.15

Enbridge has also faced recent backlash for its Line 3 and Line 5 pipeline reroute projects, which violate numerous rights of Indigenous Peoples as protected by international law, including the rights to free, prior, and informed consent (FPIC); health; culture; religion; security; and assembly.16 Though the Company did not provide any project-related financing for Line 3, this argument is moot because Enbridge did not seek any project financing, instead funding the $7 billion pipeline through general corporate finance. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”17

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.

In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.18 Significant social risks have already materialized for Line 3, Line 5, and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.19 The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risks to Citi and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.20 Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.21 Line 3 has additionally been tied to instances of human trafficking and violence against women.22

Line 5 follows a similar pattern of civil rights abuses, treaty violations, and environmental damages. One of the most serious indications of the severity of Indigenous opposition to Line 5 is reflected by the Bay Mills Indian Community's formal resolution banishing Line 5 from its reservation in 2021. The significance of "banishment" is described by the Bay Mills Indian Community as: "[A] traditional, historical, and customary form of tribal law that has existed since time immemorial and is only exercised by Bay Mills Indian Community when egregious acts and misconduct have harmed our tribal citizens, treaty rights, territories, and resources."23 Enbridge illegally continues operating Line 5 on Bad River Band territory after the easements expired in 2013, as determined in a 2022 ruling.24 In April 2021, Michigan’s twelve federally recognized Tribal Nations and Governor Whitmer sent a letter to President Biden requesting the decommission of Line 5. The letter cites multiple permit violations, human trafficking risks, and irreversible climate impacts.25 In 2023, a Wisconsin judge ordered Enbridge to pay $5.1 million for trespassing on Bad River Band territory and Enbridge must remove its pipeline from where it’s illegally operating within three years.26 (Arguments were heard in February on Enbridge’s appeal from the order.27)

Lines 3 and 5 additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years.28 Many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Enbridge’s Line 6B pipeline was responsible for the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.29 Line 3 is responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil onto the Prairie River in Minnesota.30 Most recently, March 2022 reports show that Enbridge crews ruptured three groundwater aquifers while building the replacement pipeline, releasing more than 300 million gallons of groundwater.31 The first breach of about 50 million gallons was not known to regulators for months, and poses significant risk to a rare wetland area. It took Enbridge a year to stop the flow, and the company received a $3.32 million fine.32 Since coming online in fall 2021, Line 3’s reroute has breached four aquifers, incurring over $11 million in fines.33 The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's water quality standards and ordinances.34

Line 5 is similarly connected to multiple violations of water appropriation permits, water discharge permits, and wetland permits.35 Michigan Gov. Gretchen Whitmer canceled Enbridge’s certification for Line 5, citing findings that Enbridge had repeatedly violated terms of the public trust doctrine that put the environment at risk.36 Wisconsin’s Department of Natural Resources Director defends this action by asserting that “Enbridge’s historic failures and current non-compliance present too great a risk to our Great Lakes and the people who depend upon them.” Line 5 has spilled 33 times and at least 1.1 million gallons since 1968.37 The pipeline, which was designed with a 50-year lifespan, or until 2003, continues to operate with significant safety concerns. Anchor strikes have dented and gashed underwater pipes.38 Enbridge’s contractors caused severe damage to the pipeline in 2019, which was missed by Enbridge’s safety measures and went undiscovered until 2020.39 The EPA fined Enbridge $6.7 million for failing to repair dents that indicated metal loss or cracking in 2020.40 Citi is exposed to ongoing material risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate. Wells Fargo is exposed to ongoing risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.

2. Wells Fargo Faces Significant Risk if its Financing is Inconsistent With its Own Commitments

Wells Fargo’s financing activities violate the rights of Indigenous Peoples, misaligned with the Company’s own policies and commitments. Despite seeking to “respect the rights of Indigenous Peoples” throughout business activities, Wells Fargo continues to finance companies and projects like Enbridge Line 3, Line 5, Rio Bravo Pipeline, and Valley Crossing Pipeline that violate Indigenous rights. The Company faces reputational risk if it continues financing projects and companies that are tied to high profile human rights violations. Wells Fargo’s philanthropy with Native communities and its relationships with Indigenous clients do not shield the company from significant risk connected to insufficient due diligence on Indigenous rights.

In addition to Wells Fargo’s commitments on Indigenous Peoples, its financing activities appear inconsistent with the Company’s own climate commitments. For example, Wells Fargo adopted a net zero financed greenhouse gas emissions by 2050 goal. Inconsistent with this, the Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants.41 The new pipeline has a lifespan that will extend beyond 2050, inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels by 2050.42 The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.43 Though Wells Fargo recognizes the challenge of the climate crisis and is “committed to aligning our activities to support the goals of the Paris Agreement,” it faces material risk if its financing activities violate human rights and contribute to the climate crisis.44

3. Wells Fargo’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Wells Fargo’s current commitments to FPIC are vague and lack enforceability. For example, the Company’s Indigenous Peoples Statement lacks reference to the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), which is recognized as the most widely accepted human rights instrument in defining FPIC. Notably, Wells Fargo recently withdrew from the Equator Principles (EP), a framework for financial institutions to manage environmental and social risks. Even so, the EPs do not apply to the Company’s general corporate financing activities, where Wells Fargo is exposed to the most salient risks. Furthermore, Wells Fargo states that its due diligence approach is informed by the International Finance Corporation’s (IFC) E&S Performance Standards, which includes FPIC. Wells Fargo does not commit to ensure its clients respect Indigenous Rights, nor does it commit to applying the IFC standards across all of its financing relationships. Even if Wells Fargo applied the IFC standards across all its financing relationships, the approach would still fall short at respecting Indigenous Peoples’ rights. The IFC standards have been criticized for narrowly defining FPIC and limiting its scope of applicability.45 The ambiguity surrounding FPIC within the IFC Standards has drawn criticism for diminishing the essence of this right and thus limiting its ability to mitigate material risk.46 For example, the IFC Standards only apply to project-specific financing, and it provides unclear criteria on when to apply FPIC guidance.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.

Wells Fargo’s Environmental and Social Risk Management (ESRM) Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.47 As is the case with the Dakota Access Pipeline (DAPL), Line 3, and Line 5, projects that violate FPIC expose Wells Fargo to material risks such as litigation, fines, project delays or cancellations, and reputational damage.48 It is unclear how effective Wells Fargo’s ESRM process is at managing risks associated with financing companies like Enbridge, given Enbridge's pattern of litigation, project delays, allegations of Indigenous Rights violations, environmental disasters, and reputational damage. Between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.49 Since 2000, the company has paid over $270 million in penalties and fines, largely related to environmental offenses.50 Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the United Nations Declaration on the Rights of Indigenous Peoples, lacking a formal commitment to FPIC as a right, and for presenting insufficient disclosure around social risks.51 Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in DAPL, which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to social impacts.52 Wells Fargo, a major financier of DAPL itself, was the subject of numerous divestment campaigns and public protests.53 The cities of Seattle, WA and Davis, CA voted in 2017 to pull a total of $3.1 billion in annual cash flow from Wells Fargo in response to its role financing DAPL.54 In March 2022, investors representing over $2 trillion in AUM sent a letter to Wells Fargo expressing concern related to Line 3 regarding how Wells Fargo is meeting its own policies on Indigenous Peoples and net zero financed greenhouse gas emissions by 2050 goal.55

Conclusion

Wells Fargo and its investors are exposed to significant risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Wells Fargo shareholders to support Item 8, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Wells Fargo Annual Meeting of Shareholders on April 30, 2024.

For questions regarding Proposal 8, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: jlyon@iasj.org or phone: 973-509-8800.

1 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

2 https://www.aaas.org/news/global-extractive-and-industrial-projects-disproportionately-impact-indigenous-peoples

3 https://www.un.org/esa/socdev/unpfii/documents/BriefingNote6_GREY.pdf ; https://www.un.org/development/desa/indigenouspeoples/wp-content/uploads/sites/19/2018/11/UNDRIP_E_web.pdf

4 https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

5 https://www.desmog.com/2021/05/10/climate-and-indigenous-protesters-across-4-continents-pressure-banks-to-defundline3/

6 https://www.wmf.org/project/garcia-pasture

7 https://www.sierraclub.org/sites/default/files/sce/lower-rio-grande-valley-group/Pipeline-Docs/RB%20Fact%20Sheet%20Tool%20Kit.pdf

8 https://www.phmsa.dot.gov/data-and-statistics/pipeline/pipeline-incident-20-year-trends

9 https://www.sierraclub.org/texas/blog/2018/07/valley-crossing-pipeline-exercise-corporate-trickery

10 https://www.sierraclub.org/sites/www.sierraclub.org/files/2022-10/RGV_LNG_2022_FINAL_WEB_0.pdf

11 https://www.ferc.gov/news-events/news/commissioner-clements-dissent-regarding-rio-grande-lng-llc-rio-bravo-pipeline

12 https://www.sierraclub.org/sites/default/files/2024-02/Rio%20Grande%20D.C.%20Motion%20to%20Expedite%20-%20Court%20Stamped.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.

13 https://ieefa.org/resources/building-lng-terminal-close-rocket-launches-could-prove-costly

14 https://www.texastribune.org/2022/10/18/texas-lng-natural-gas-export-terminals-brownsville-comecrudo-tribe/

15 https://www.offshore-technology.com/news/rio-grande-lng-withdrawal-societe-general/?cf-view

16 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

17 https://www.sightline.org/2018/09/18/how-enbridges-bankers-fund-a-tar-sands-pipeline/

18 https://www.popsci.com/environment/line-3-indigenous-wild-rice/

19 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

20 https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

21 https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

22 https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

23 https://narf.org/nill/documents/20210510BayMills_banish_Enbridge.pdf?_ga=2.239143744.2105983367.1624287541-1503385769.1619537483

24 https://michiganadvance.com/wp-content/uploads/2022/09/20515906551-1.pdf

25 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

26 https://www.wpr.org/energy/judge-orders-enbridge-shut-down-part-wisconsin-oil-pipeline-3-years

27 https://www.wpr.org/news/federal-court-arguments-bad-river-enbridge-appeal-line-5-shutdown

28 https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

29 https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

30 https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

31 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

32 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

33 https://www.cbsnews.com/minnesota/news/enbridge-oil-pipeline-construction-breaches-4th-aquifer-in-northern-minnesota/

34 https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

35 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

36 https://www.michigan.gov/whitmer/news/press-releases/2020/11/13/governor-whitmer-takes-action-to-shut-down-the-line-5-dual-pipelines-through-the-straits-of-mackina

37 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

38 https://www.oilandwaterdontmix.org/problem

39 https://www.cbc.ca/news/canada/toronto/line-five-environment-great-lakes-1.6120882

40 https://www.mlive.com/news/us-world/2020/06/epa-fines-enbridge-67m-over-pipeline-safety-issues-across-minnesota-and-wisconsin.html

41 https://mn350.org/giant-step-backward/

42 https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

43 https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

44 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

45 https://wilj.law.wisc.edu/wp-content/uploads/sites/1270/2014/04/Baker_print.pdf

46 https://nomogaia.org/wp-content/uploads/2020/11/PS7-at-the-IFC-Part-1-FPIC.pdf

47 https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

48 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

49 https://www.oilandwaterdontmix.org/enbridge_safety_record

50 https://violationtracker.goodjobsfirst.org/parent/enbridge

51 https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

52 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

53 https://www.americanbanker.com/news/can-bank-divestment-stop-the-dakota-access-pipeline ; https://www.whsv.com/content/news/Several-protest-bank-over-DAPL-funding-413643373.html

54 https://www.npr.org/sections/thetwo-way/2017/02/08/514133514/two-cities-vote-to-pull-more-than-3-billion-from-wells-fargo-over-dakota-pipelin

55 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Wells Fargo’s proxy statement.